
Suppl
83-00002


14008403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 08 2014
WASH, D.C.
191
SECTION

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$100,000,000
0.75 per cent. Global Notes due 11 January 2017
Series No. 784-01-1

(to be consolidated and form a single series with the U.S.$1,250,000,000 0.75 per cent. Global Notes due 11 January 2017 issued on 11 August 2014)

Filed pursuant to Rule 3 of Regulation AD
Dated: 8 September 2014

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$100,000,000 principal amount of 0.75 per cent. Global Notes due 11 January 2017 (Series No. 784-01-1) (the "Notes") (to be consolidated and form a single series with the U.S.$1,250,000,000 0.75 per cent. Global Notes due 11 January 2017 issued on 11 August 2014) of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 8 September 2014 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 30 April 2014, was filed under a report of the ADB dated 30 April 2014. The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 8 September 2014, the ADB entered into a Terms Agreement, filed herewith, with Morgan Stanley & Co. International plc (the "Manager"), pursuant to which the ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating U.S.$100,000,000 for an issue price of

99.89% of the principal amount (plus U.S.$60,416.67 on account of accrued interest for 29 days from and including 11 August 2014 to but excluding 10 September 2014 (the "Issue Date")). The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 10 September 2014.

The Manager proposes to offer all the Notes to the public at the public offering price of 99.89% (plus U.S.$60,416.67 on account of accrued interest for 29 days from and including 11 August 2014 to but excluding the Issue Date).

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	99.89%	0.00%	99.89%
Total	U.S.$99,890,000	U.S.$0.00	U.S.$99,890,000

* Plus U.S.$60,416.67 on account of accrued interest for 29 days from and including 11 August 2014 to but excluding the Issue Date.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees..	$12,500*
Listing Fees (Luxembourg)	$2,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 8 September 2014.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 8 September 2014.

(d) (i) Information Statement dated 30 April 2014, previously filed under a report of the ADB dated 30 April 2014.

(ii) Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT


ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 784-01-1

U.S.$100,000,000

0.75 per cent. Global Notes due 11 January 2017

(to be consolidated and form a single series with the U.S.$1,250,000,000 0.75 per cent. Global Notes due 11 January 2017 issued on 11 August 2014)

Issue price: 99.89 per cent. plus 29 days' accrued interest

Lead Manager

Morgan Stanley & Co. International plc

The date of this Pricing Supplement is 8 September 2014.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$100,000,000 0.75 per cent. Global Notes due 11 January 2017 (the "Notes") (to be consolidated and form a single series with the U.S.$1,250,000,000 0.75 per cent. Global Notes due 11 January 2017 issued on 11 August 2014) by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 12 December 2013.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	Series Number:		784-01-1.
3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$100,000,000 The Notes will be consolidated and form a single series with the U.S.$1,250,000,000 0.75 per cent. Global Notes due 11 January 2017 issued on 11 August 2014.
5.	(i)	Issue Price:	99.89 per cent. of the Aggregate Nominal Amount plus U.S.$60,416.67 on account of accrued interest for 29 days from and including 11 August 2014 to but excluding the Issue Date.
	(ii)	Net proceeds:	U.S.$99,950,416.67 (inclusive of accrued interest of U.S.$60,416.67)
6.	Specified Denominations (Condition 1(a)):		U.S.$1,000.

7.	(i)	Issue Date (Condition 5(d)):	10 September 2014.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	11 August 2014.
8.	Maturity Date or Redemption Month (Condition 6(a)):		11 January 2017, subject to paragraph 31 below.
9.	Interest Basis (Condition 5):		Fixed Rate (Condition 5(a)) (further particulars specified in paragraph 16 below).
10.	Redemption/Payment Basis (Condition 6(a)):		Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:		Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):		Not applicable.
13.	Status of the Notes (Condition 3):		Senior.
14.	Listing:		Luxembourg Stock Exchange.
15.	Method of distribution:		Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable.
	(i)	Rate(s) of Interest:	0.75 per cent. per annum, payable semi-annually in arrear.
	(ii)	Interest Payment Date(s):	11 January and 11 July of each year, commencing on 11 January 2015 up to and including the Maturity Date, subject to paragraph 31 below.
	(iii)	Fixed Coupon Amount(s):	U.S.$3.75 per Specified Denomination, payable on each Interest Payment Date, except for the first Interest Payment Date on 11 January 2015, which is subject to the Broken Amount as per paragraph 16(iv) below.
	(iv)	Broken Amount(s):	U.S.$3.125 per Specified Denomination.

(v)	Relevant Financial Center:	New York.
(vi)	Additional Business Center(s) (Condition 5(d)):	Not applicable.
(vii)	Day Count Fraction (Condition 5(d)):	30/360.
(viii)	Determination Date(s):	Not applicable.
(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day. The last paragraph of Condition 5(a) shall be replaced in its entirety by the following: "Interest will cease to accrue on each Fixed Rate Note on the Maturity Date unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the specified Rate of Interest up to but excluding the earlier of (i) the date on which actual payment of principal is made, or (ii) the 15th calendar day following the receipt of such payment of principal by the Paying Agent."

17. Floating Rate Note Provisions (Condition 5(b)): Not applicable.

18. Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)): Not applicable.

19. Index-Linked Interest Note Provisions: Not applicable.

20. Dual Currency Note Provisions: Not applicable.

Provisions Relating to Redemption

21. Call Option (Condition 6(e)): Not applicable.

22. Put Option (Condition 6(f)): Not applicable.

23. Final Redemption Amount: Aggregate Nominal Amount.

(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.
(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24. Early Redemption Amount:

(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Book-Entry Notes available on Issue Date.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	If any date for payment of any principal or interest in respect of the Notes is not a

Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment.

Distribution

32.	(i) If syndicated, names of Managers:	Not applicable.
	(ii) Stabilizing Manager (if any):	Not applicable.
	(iii) Commissions and Concessions:	0.00 per cent.
33.	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International plc.
34.	Additional selling restrictions:	Not applicable.

Operational Information

35.	(i) ISIN:	US045167CQ44.
	(ii) CUSIP:	045167CQ4.
	(iii) CINS:	Not applicable.
	(iv) Other:	Not applicable.
36.	Common Code:	109746584.
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Federal Reserve Book-Entry System.
38.	Delivery:	Delivery against payment.
39.	Additional Paying Agent(s) (if any):	Not applicable.
40.	Governing Law:	New York.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 30 April 2014.

Recent Developments

On 4 May 2014, ADB's Board of Governors approved the following with respect to its 2013 reported net income of U.S.$548.2 million after appropriation of guarantee fees to the special reserve:

a. U.S.$96.8 million, representing unrealized gains as of 31 December 2013, be added to the cumulative revaluation adjustments account;

b. U.S.$31.0 million, representing the adjustment to the loan loss reserve as of 31 December 2013, be added from the loan loss reserve to the net income;

c. U.S.$332.4 million be allocated to the ordinary reserve;

d. U.S.$120.0 million be allocated to the Asian Development Fund; and

e. U.S.$30.0 million be allocated to the Technical Assistance Special Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: 

Name: MARIA A. LOMOTAN
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045
USA

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
33, rue de Gasperich, Howald-Hesperange
L-2085 Luxembourg

LEGAL ADVISERS TO THE DEALERS

As to New York law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO. 784-01-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$100,000,000

0.75 per cent. Global Notes due 11 January 2017

(to be consolidated and form a single series with the U.S.$1,250,000,000 0.75 per cent. Global Notes due 11 January 2017 issued on 11 August 2014)

8 September 2014

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned manager (the "Manager") agrees to purchase from the Asian Development Bank ("ADB") its U.S.$100,000,000 0.75 per cent. Global Notes due 11 January 2017 (the "Notes") (to be consolidated and form a single series with the U.S.$1,250,000,000 0.75 per cent. Global Notes due 11 January 2017 issued on 11 August 2014) described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (the "Prospectus") at 9:00 a.m., New York time, on 10 September 2014 (the "Settlement Date") at an aggregate purchase price of U.S.$99,950,416.67 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The Manager warrants and covenants to ADB that the warranties of the Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager of the documents referred to in Sections 6(c)(i) and (iii) of the Standard Provisions.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1. ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.89 per cent. of the principal amount of the Notes plus U.S.$60,416.67 on account of 29 days' accrued interest on the Notes.

2. Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the account of The Bank of New York, (BK of NYC/Morgan Stanley, ABA No. 021000018) at the Federal Reserve Bank of New York, for further credit to Morgan Stanley; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3. ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Manager acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Uniform Fiscal Agency Agreement, duly executed by the parties thereto.

4. In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6. For purposes hereof, the notice details of each of ADB and the Manager are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4478
Facsimile: (632) 632-4120 or 636-2625
Electronic Mailing
Address: TDFD_Documentation@adb.org

For the Manager:

Morgan Stanley & Co. International plc
25 Cabot Square, Canary Wharf
London E14 4QA,
United Kingdom
Attention: GCM – Head of Transaction Management Group
Telephone: +44 20 7677 7799
Facsimile: +44 20 7056 4984

7. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in

any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. INTERNATIONAL PLC



By:______________________________________
Name: DELPHINE MOUROT
Title: VICE PRESIDENT

[Signatures continued on following page].

CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By: 
Name: MARIA A. LOMOTAN
Title: Assistant Treasurer